UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Grove Collaborative Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D102
(CUSIP Number)

Barbara Wallace
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111
(800) 231-8527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39957D102	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Stuart Landesberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,732,158 (1)

	8	SHARED VOTING POWER
676,572 (2)

	9	SOLE DISPOSITIVE POWER
8,732,158 (1)

	10	SHARED DISPOSITIVE POWER
676,572 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,408,730 (1),(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes (i) 786,582 shares of Class B Common Stock, (ii) 2,653,531 shares of Class B Common Stock obtainable upon exercise of options, (iii) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants, and (iv) 3,652,714 shares of Class A Common Stock obtainable upon vesting and settlement of restricted stock units (“RSUs”).

(2)	This amount includes 58,778 shares of Class B Common Stock.
(3)
Calculation is based on the sum of (i) 98,396,478 shares of Class A Common Stock outstanding as of November 17, 2022, as provided by the Issuer, plus (ii) 2,016,251 shares of Class A Common Stock issued upon net settlement of RSUs on November 15, 2022, (iii) 845,360 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iv) 2,653,531 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of vested options, (v) 11,760 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of warrants, and (vi) 3,652,714 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (iii) through (vi) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP NO. 39957D102	Page 3 of 4 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.  This Amendment No. 2 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2022, as amended by Amendment No. 1 thereto filed on October 31, 2022 (together with this Amendment No. 2, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 9, 2022, the Reporting Person elected to convert 271,058 shares of Class B Common Stock held directly by him into 271,058 shares of Class A Common Stock and elected to convert 623,544 shares of Class B Common Stock held directly by the Trust into 623,544 shares of Class A Common Stock.

On November 15, 2022, 2,448,961 RSUs held directly by the Reporting Person vested and net settled, with an aggregate 1,089,198 shares of Class A Common Stock withheld by the Issuer, based on a fair market value of $1.20 per share, to satisfy tax withholding requirements, resulting in a net amount of 1,359,763 shares of Class A Common Stock being issued to the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Item 3 and Item 5(c) of this Amendment No. 2 are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 9,408,730 shares of Class A Common Stock, representing approximately 8.7% of the total number of shares of Class A Common Stock outstanding. This amount consists of: (i) 1,627,571 shares of Class A Common Stock held directly by the Reporting Person; (ii) 617,794 shares of Class A Common Stock held directly by the Trust; (iii) 786,582 shares of Class B Common Stock held directly by the Reporting Person, of which entirely are Earnout Shares; (iv) 58,778 shares of Class B Common Stock held directly by the Trust, of which entirely are Earnout Shares; (v) 2,653,531 shares of Class B Common Stock obtainable upon exercise of vested options issued directly to the Reporting Person; (vi) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants held directly by the Reporting Person; and (vii) 3,652,714 shares of Class A Common Stock obtainable upon vesting and settlement of RSUs. This amount excludes unvested stock options to acquire 1,017,170 shares of Class B Common Stock, which vest only upon the Class A Common Stock reaching a volume-weighted average price of at least $12.78 per share for 20 trading days or being exchanged for the same value in a corporate transaction.

The foregoing beneficial ownership percentage is based on the sum of (i) 98,396,478 shares of Class A Common Stock outstanding as of November 17, 2022, as provided by the Issuer, plus (ii) 2,016,251 shares of Class A Common Stock issued upon net settlement of RSUs on November 15, 2022, (iii) 845,360 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iv) 2,653,531 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of vested options, (v) 11,760 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of warrants, and (vi) 3,652,714 shares of Class A Common Stock issuable upon vesting and settlement of RSUs, each of (iii) through (vi) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Amendment No. 2 is incorporated by reference herein. In addition, on November 14, 2022, the Reporting Person sold 3,450 shares of Class A Common Stock held directly by him and 3,450 shares of Class A Common Stock held directly by the Trust, each in multiple transactions at prices ranging from $1.25 to $1.27, inclusive. On November 15, 2022, the Reporting Person sold 2,400 shares of Class A Common Stock held directly by him and 2,400 shares of Class A Common Stock held directly by the Trust, each in multiple transactions at prices ranging from $1.25 to $1.255, inclusive.  The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock sold at each separate price within the ranges set forth herein. Except for transactions reported herein, there have been no transactions in the Issuer’s securities by the Reporting Person since the filing of Amendment No. 1.

CUSIP NO. 39957D102	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stuart Landesberg
Stuart Landesberg

November 17, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).